SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           An announcement regarding resolutions of the 26th meeting of the fifth session of the board of directors of China Petroleum & Chemical Corporation (the “Registrant”); and

2.           An announcement regarding postponement of annual general meeting for the year 2014 and change of book closure period of the Registrant;

Each made by the Registrant on May 6, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON RESOLUTIONS OF
THE 26TH  MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

This announcement is made by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) in accordance with Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 26th Meeting (the “Meeting”) of the Fifth Session of the Board of Directors of Sinopec Corp. in writing was issued on 6 May 2015 and the Meeting was held on the same date in writing.

The Meeting was called and convened in compliance with the requirements of the relevant laws, administrative regulations, departmental rules, regulatory documents and articles of association. The following resolutions were approved after consideration and review:

I.	Withdrawal of certain proposals at the 2014 Annual General Meeting of the Company

The Board of Directors of the Company received a notice from China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of the Company, on 6 May 2015, in which Sinopec Group decided to withdraw the provisional proposal on “Nominations of Candidates for the Sixth Session of the Board of Directors of the Company”, which was submitted to the Board of Directors of the Company on 27 April 2015 for consideration at the 2014 Annual General Meeting of the Company (“AGM”). New nominations of candidates for the Sixth Session of the Board of Directors of the Company will be proposed shortly for consideration at the AGM. Accordingly, the Board decided to withdraw the provisional proposal on “Nomination of the  Candidates  for  the Sixth Session of the Board of Directors of the Company” submitted by Sinopec Group on 27 April 2015.

2.	Postponement of the AGM

Given the fact that China Petrochemical Corporation, the controlling shareholder, has decided to withdraw its provisional proposal on the “Nominations of Candidates for the Sixth Session of the Board of Directors of the Company” submitted on 27 April 2015 for consideration at the AGM of the Company and indicated that it would propose new nominations of candidates for the Sixth Session of the Board of Directors of the Company, the Board of Directors of Sinopec Corp. has decided, after careful consideration, to postpone the AGM, which was originally scheduled to be held on 12 May 2015, to 27 May 2015.

The postponement has complied with the Articles of Association and the requirements of the relevant laws and regulations.

3.	Authorisation to the Secretary to the Board to revise and issue the Notice of Annual General Meeting separately

As per the above two resolutions, the Board of Directors of Sinopec Corp. has resolved to authorize the Secretary to the Board to make corresponding revisions to the notices of the Annual General Meeting, including but not limited to the notices of meeting already issued by the Company.

No votes against the above resolutions or abstentions were received.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
6 May 2015
As at the date of this announcement, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON POSTPONEMENT OF
ANNUAL GENERAL MEETING FOR THE YEAR 2014
AND CHANGE OF BOOK CLOSURE PERIOD

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Reference is made to the Supplemental Notice of Annual General Meeting for the Year 2014 (“Supplemental AGM Notice”) published by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) on 28 April  2015. Unless otherwise stated herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Supplemental AGM Notice.

On 6 May 2015, the Board of Directors of the Company resolved to postpone the date for the Annual General Meeting for the Year 2014 to 27 May 2015.

I.	Details of the original general meeting

1.	Type and session of the original general meeting:

Annual General Meeting for the Year 2014 of Sinopec Corp. (“AGM”)

2.	Original date of the AGM: 12 May 2015

3.	Original record date for the AGM: 10 April 2015

II.	Reason for postponement of the AGM

On 6 May 2015, the Board of Directors of the Company received a notice from China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of the Company, in which Sinopec Group decided to withdraw the provisional proposal on “Nominations of Candidates for the Sixth Session of the Board of Directors of the Company” which was submitted to the Board of Directors of the Company on 27 April 2015 for consideration at the AGM. New nominations of candidates for the Sixth Session of the Board of Directors will be proposed shortly for consideration at the AGM.

In view of this, the Fifth Session of the Board of Directors of Sinopec Corp. convened its 26th meeting on 6 May 2015, at which, after careful consideration, the Board of Directors resolved to postpone the date of AGM from 12 May 2015 to 27 May 2015 where the record date remains unchanged.

The arrangement relating to the postponement of the AGM has complied with the requirements of the relevant laws and regulations.

III.	Details relating to the postponement of AGM

1.	Date, time and venue for the postponed AGM

Date and time of the meeting: 9:00am, 27 May 2015

Venue: Swissotel, Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

2.
The record date for attending the AGM (as postponed) remains unchanged. The closure period of the register of members of the Company will be changed from the period from 10 April 2015 to 12 May 2015 (both dates inclusive) to the period from 10 April 2015 to 27 May 2015 (both dates inclusive), during which period no transfer of shares will be registered.

For information other than those relating to the postponement of the AGM and the aforesaid withdrawal of proposals, please refer to the Supplemental AGM Notice.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
6 May 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: May 7, 2015